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                                    FORM N-8F

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (CHECK ONLY ONE; for descriptions, SEE Instruction 1 above):

     [ X ]   MERGER

     [   ]   LIQUIDATION

     [   ]   ABANDONMENT OF REGISTRATION
             (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [   ]   ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY
             (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     PUTNAM INVESTMENT GRADE MUNICIPAL TRUST III ("Trust III")

3.   Securities and Exchange Commission File Nos. 33-50455 and 33-51667

     Investment Company Act Registration No. 811-07099

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [ X ]   Initial Application           [   ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     One Post Office Square
     Boston, Massachusetts 02109

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Brian D. McCabe, Esquire                Jason P. Pogorelec, Esquire
     Ropes & Gray                            Ropes & Gray
     One International Place                 One International Place
     Boston, MA  02110                       Boston, MA 02110
     (617) 951-7801; or,                     (617) 951-7415

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

     Putnam Investments, LLC
     One Post Office Square
     Boston, Massachusetts  02109
     (617) 292-1000

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8.   Classification of fund (check only one):

     [ X ]   Management company;

     [   ]   Unit investment trust; or

     [   ]   Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [   ]   Open-end                 [ X ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

     Putnam Investment Management, LLC
     One Post Office Square
     Boston, Massachusetts 02109
     (617) 292-1000

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     N/A

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es):    Not applicable

     (b) Trustee's name(s) and address(es):      Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [   ]  Yes         [ X ]  No

     If Yes, for each UIT state:
        Name(s):
        File No.:
        Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ X ]  Yes        [    ]  No

          If Yes, state the date on which the board vote took place:

          February 8, 2001 and April 5, 2001

          If No, explain:

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     (b)  Did the fund obtain approval from the shareholders concerning the decision to engage in Liquidation or Abandonment of Registration?

          [ X ]   Yes       [   ]   No

          If Yes, state the date on which the shareholder vote took place:

          July 12, 2001

          If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [ X ]   Yes        [   ]    No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          July 23, 2001

     (b)  Were the distributions made on the basis of net assets?

          [ X ]   Yes       [   ]    No

     (c)  Were the distributions made PRO RATA based on share ownership?

          [ X ]   Yes       [   ]    No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  LIQUIDATIONS ONLY:
          Were any distributions to shareholders made in kind?

          [   ]   Yes      [   ]    No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  CLOSED-END FUNDS ONLY:
     Has the fund issued senior securities?

     [ X ]   Yes       [   ]    No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

     In the merger, Putnam Municipal Bond Fund (formerly known as Putnam Investment Grade Municipal Trust II) (the "Acquiring Fund") acquired all of the assets of Trust III in exchange for the issuance and delivery to Trust III of common and preferred shares of the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of Trust III. Trust III distributed to its preferred shareholders preferred shares of beneficial interest of the Acquiring Fund having an aggregate liquidation preference equal to the aggregate liquidation preference of the outstanding preferred shares of Trust III held on July 23, 2001. Trust III distributed to its common shareholders full and fractional common shares of beneficial interest of the Acquiring Fund having an aggregate net asset value equal to the value of the assets of Trust III transferred to the Acquiring Fund on such date less the value of the liabilities of Trust III assumed by the Acquiring Fund

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     on July 23, 2001 (including, for this purpose, the liquidation preference of the preferred shares of the Acquiring Fund issued to Trust III in the merger).

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [  X ]   Yes      [    ]    No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [   ]   Yes     [ X ]    No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

     [   ]   Yes     [ X ]    No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?


     (c)  Will the remaining assets be invested in securities?

          [   ]   Yes     [   ]    No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [   ]   Yes     [ X ]    No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)  Legal expenses: Approximately $274,000

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          (ii) Accounting expenses: Approximately $20,000

          (iii)Other expenses (list and identify separately):

               Proxy solicitation expenses: Approximately $150,000

          (iv) Total expenses (sum of lines (i)-(iii) above): Approximately $444,000

     (b)  How were those expenses allocated?

          All fees and expenses were allocated ratably between the Acquiring Fund and Trust III in proportion to their net assets as of July 20, 2001, except that (i) the costs of proxy materials and proxy solicitation for each fund were borne by that fund, and (ii) the costs of repositioning the portfolio of Trust III to reflect the investment policies of the Acquiring Fund incurred prior to July 23, 2001 were borne by Trust III.

     (c)  Who paid those expenses?

          The Acquiring Fund and Trust III paid for these expenses.

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [   ]   Yes     [ X ]    No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [   ]   Yes     [ X ]    No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [   ]   Yes     [ X ]    No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

          Putnam Municipal Bond Fund (formerly known as Putnam Investment Grade Municipal Trust II)

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          Investment Company Act Registration No. 811-7270

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

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          Registration No. 333-5724; Registration Statement on Form N-14 filed on March 19, 2001.

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Putnam Investment Grade Municipal Trust III, (ii) he is a Vice President of Putnam Investment Grade Municipal Trust III, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                                  /s/ Gordon H. Silver
                                                  --------------------
                                                  Gordon H. Silver
                                                  Vice President

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